FORM 12b-25 NOTIFICATION OF LATE FILING

                              UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


Check One:
[X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [ ] Form N-SAR

For Period Ended:  December 31, 1997
[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR

For the Transition Period Ended: _______________________

PART I - REGISTRANT INFORMATION

                                Jotan, Inc.
                         (Full Name of Registrant)

                     118 West Adams Street, Suite 900
                  (Address of Principal Executive Office)

                          Jacksonville, FL  32202
                         (City, State and Zip Code)

PART II - Rules 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[XX] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; o r the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The company is completing negotiations with its lenders to amend certain aspects of its loan agreements in which it was in default as of December 31, 1997. In addition, the significant acquisitions occurring during 1997 have prolonged the time required for the company to finalize certain accounting issues necessary to complete its financial statements and related footnotes.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

    Edward L. Lipscomb, CFO           (904) 355-2592

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s).   [XX] Yes   [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion
thereof?    [XX] Yes    [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     A net loss estimated at between $15 to $25 million is anticipated for 1997 versus an income of $173 thousand in 1996. This is primarily due to the impairment of goodwill associated with significant acquisitions occurring during 1997 as well as operating losses related to that line of the business.


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                                   Jotan, Inc.
                     (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 30, 1998                    By ____________________________
                                           Edward L. Lipscomb, CFO